Exhibit 99.8

Mandatory publication
pursuant to § 21 (1) sentence 1 no. 2, (2) in conjunction with § 14 (3) sentence 1
Securities Acquisition and Takeover Act (WpÜG)

Shareholders of Biofrontera AG, in particular those domiciled or habitually resident outside the area of application of the European Economic Area, the European Union and the Federal Republic of Germany, should pay particular attention to the information in Section 1 “General Information for Shareholders” on pages 3 et seq. of the Offer Document published on 21 June 2019. These also apply to this amendment to the Offer.

AMENDMENT

of the voluntary public purchase bid in form of a partial bid by
Deutsche Balaton Biotech AG
Ziegelhäuser Landstrasse 1, 69120 Heidelberg, Germany
(District Court Frankfurt am Main, HRB 111190)
and

DELPHI Unternehmensberatung Aktiengesellschaft
Ziegelhäuser Landstrasse 1, 69120 Heidelberg, Germany
(District Court Mannheim, HRB 705381)

to the shareholders of

Biofrontera AG

Hemmelrather Weg 201, 51377 Leverkusen, Germany
(District Court Cologne, HRB 49717)

for the purchase of up to 500,000 registered no-par shares
in exchange for
payment of a consideration in the amount of now 8.00 Euro
per share of Biofrontera AG

The term of acceptance runs from 21 June 2019 until 19 July 2019, midnight (local time Frankfurt am Main)

International Securities Identification Number (ISIN) of the shares of Biofrontera AG: DE0006046113

Securities Identification Code (WKN) of the shares of Biofrontera AG: 604611

Table of Contents

1.	GENERAL INFORMATION FOR SHAREHOLDERS	3
1.1	Legal basis, publication and dissemination of the Offer Document and the Offer Amendment	3
1.2	Distribution of the bidding documents and acceptance of the bid outside of the scope of validity of the European Economic Area, the European Union and the Federal Republic of Germany	5
1.3	Competing bid pursuant to § 22 WpÜG for the purchase bid of Maruho Deutschland GmbH	6
2.	DETAILS REGARDING THE INFORMATION INCLUDED IN THE BIDDING DOCUMENTS	8
2.1	Status and sources of the information included in the bidding documents	8
2.2	Future-oriented statements	8
3.	INCREASE OF CONSIDERATION	9
3.1	Increased Consideration offered	9
3.2	Explanations regarding the determination and adequacy of the consideration	9
4.	EXECUTION OF THE OFFER	10
4.1	Unchanged execution of the Offer	10
4.2	Information for Biofrontera Shareholders who have already accepted the Offer	10
5.	STATEMENT BY THE BOARD AND SUPERVISORY BOARD OF THE TARGET COMPANY REGARDING THE PURCHASE BID	11
6.	FINANCING OF THE OFFER	11
6.1	Maximum consideration	11
6.2	Financing measures	11
6.3	Amended Financing Confirmation	12
7.	IMPACT ON THE NET ASSET POSITION, FINANCIAL STANDING AND PROFIT SITUATION OF THE BIDDERS	13
7.1	Initial situation, assumptions, methodical procedure and reservations	13
7.2	Expected impact on the annual report (individual financial statement Commercial Code) of DELPHI and their profit situation	15
7.3	Expected impact on the annual report (individual financial statement Commercial Code) of DB Biotech and their profit situation	17
7.4	Expected impact on the net asset position, financial standing and profit situation of Deutsche Balaton Aktiengesellschaft	19
8.	NO CHANGE OF THE ACCEPTANCE PERIOD	21
9.	RIGHT OF WITHDRAWAL	21
10.	DECLARATION OF ASSUMPTION OF RESPONSIBILITY	22

Annex 1:	Amended Financing Confirmation

1.	GENERAL INFORMATION FOR SHAREHOLDERS

1.1	Legal basis, publication and dissemination of the Offer Document and the Offer Amendment

The offer document (“Offer Document”) for the voluntary public purchase offer (“Offer”) of Deutsche Balaton Biotech AG (“DB Biotech”) with its registered office in Frankfurt am Main, registered in the commercial register of the local court of Frankfurt am Main under HRB 11190, and DELPHI Unternehmensberatung Aktiengesellschaft (“DELPHI”), with its registered office in Heidelberg, registered in the commercial register of the Local Court of Mannheim under HRB 705381 (DB Biotech and DELPHI jointly referred to as “Bidders”), to the shareholders of Biofrontera AG with its registered office in Leverkusen, registered in the commercial register of the Local Court of Cologne under HRB 49717 (“Target Company” or “Biofrontera”) is available on the Internet under https://www.deutschebalatonbiotech.de/erwerbsangebot-biofrontera-2019 since 21 July 2019, also in a non-binding English translation. The subject matter of the Offer is the acquisition of up to 500,000 registered shares of Biofrontera AG with ISIN DE0006046113 and WKN 604611 (“Biofrontera Shares”) including all ancillary rights associated therewith at the time of the settlement of the Offer.

In addition, printed copies of the Offer Document as well as a non-binding English translation of the Offer Document are available free of charge from Deutsche Balaton Biotech AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg Germany and can be requested by fax at +49 6221 6492424.

The bid solely refers to Biofrontera Shares. Other securities which refer to Biofrontera Shares are explicitly not part of this purchase bid. In particular, the bid does not refer to American Depositary Shares with ISIN US09075G1058 which represent Biofrontera Shares (“Biofrontera-ADS”) and which are also traded at the Stuttgart stock exchange. Owners of Biofrontera-ADS may not submit them for sale as part of this bid. Owners of Biofrontera-ADS who are looking to accept the bid regarding the underlying Biofrontera Shares must first exchange their Biofrontera-ADS into Biofrontera Shares. Subsequently, these Biofrontera Shares can be submitted for sale in the context of this bid.

On 1 July 2019, the Bidders amended the Offer by publishing it on its website at https://www.deutschebalatonbiotech.de/erwerbsangebot-biofrontera-2019 to the effect that, instead of the previous consideration of 7.20 Euro per Biofrontera Share, they now offer a consideration of 8.00 Euro as a cash payment.

This amendment to the Offer (“Offer Amendment”) was published on the Internet pursuant to section 21 para. 1 sentence 1 no. 2, para. 2, section 14 para. 3 sentence 1 WpÜG under

https://www.deutschebalatonbiotech.de/erwerbsangebot-biofrontera-2019.

In addition, printed copies of this Offer Amendment are available free of charge from Deutsche Balaton Biotech AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg Germany and can be requested by fax to +49 6221 6492424. The notice of (i) the internet address at which this Offer Amendment was published and (ii) the availability of printed copies of this Offer Amendment at Deutsche Balaton Biotech AG was published in the Federal Gazette on 4 July 2019.

The following information changes and supplements the Offer and the Offer Document. The Offer Document must be read and interpreted together with this Offer Amendment (together with the Offer according to the Offer Document, the “Amended Offer”). Unless otherwise stated in this Offer Amendment, all provisions contained in the Offer Document shall continue to apply unchanged. Terms which are used as defined terms in this Offer Amendment and which are defined in the Offer Document shall each have the meaning attributed to them in the Offer Document, unless expressly stated otherwise below.

This Offer Amendment will be made in accordance with the laws of the Federal Republic of Germany, in particular Section 21 WpÜG and the Ordinance on the Content of the Offer Document, the Consideration for Acquisition Offers and Mandatory Offers and the Exemption from the Obligation to Publish and Submit an Offer (“WpÜG Bidding Regulations “).

The Amended Offer will – as well as the original Offer - be made in accordance with certain applicable United States securities laws and the applicable exceptions, in particular Rule 14d-1(c) (the “Tier I Exemption”) under the Securities Exchange Act of 1934 (“Securities Exchange Act”). To the extent the Amended Offer is subject to US securities laws, such laws shall apply exclusively to Biofrontera Shareholders and holders of Biofrontera ADSs who are resident, domiciled or habitually resident in the USA.

The Amended Offer shall not be implemented in accordance with the provisions of other legal systems. As a result, no registrations, approvals or authorisations of this Offer Amendment have been applied for or obtained from securities regulators and are not intended. The Biofrontera Shareholders cannot rely on the fact that they can rely on provisions for the protection of investors under a legal system other than that of the Federal Republic of Germany. Any contract resulting from the acceptance of the Offer as amended by this Offer Amendment shall be governed exclusively by and construed in accordance with the laws of the Federal Republic of Germany.

During the term of the Amended Offer, the Bidders may acquire shares of the Target Company in a manner other than within the framework of the Amended Offer via the stock exchange or off-exchange or conclude corresponding acquisition agreements, provided that this is done in accordance with the applicable German legal provisions, in particular the WpÜG (see also Section 7.6 of the Offer Document). To the extent that the Bidders are obliged to do so under German law, information on relevant acquisitions or acquisition agreements in Germany will be published, also in a non-binding English translation.

The Bidders will promptly submit to the SEC a non-binding English translation of the respective publications together with the announcement as a supplement to the CB form. Pursuant to the requirements of Tier-I exemption, the Bidders will furthermore submit to the SEC a non-binding English translation of the Offer Amendment together with the notice of advice as a supplement to form CB. Information will be available free of charge on the website of the SEC at http://sec.gov. Biofrontera Shareholders and owners of Biofrontera-ADS with residence, domicile or habitual abode in the United States can access a non-binding English translation of the Offer Amendment at the aforementioned Internet address of the Bidders or request such a translation via the aforementioned contact data of DB Biotech.

1.2	Distribution of the bidding documents and acceptance of the bid outside of the scope of validity of the European Economic Area, the European Union and the Federal Republic of Germany

This Offer Amendmend as well as the Offer Document may be dispatched or distributed without restrictions in the Federal Republic of German, the European Union and in the European Economic Area.

The dispatch or distribution of the Offer Document, this Offer Amendment, a summary or of any other description of the Offer Document as well as the acceptance of the Amended Offer may be subject to legal restrictions outside of the Federal Republic of German, the European Union and of the European Economic Area. With the exception of the publication and the provision of the Offer Document and the Offer Amendment free of charge pursuant to the WpÜG, the Offer Document and the Offer Amendment may therefore be neither directly nor indirectly dispatched, distributed or transferred by third parties outside of the European Union and the European Economic Area where prohibited by applicable foreign provisions or dependent on compliance with regulatory procedures or on the granting of an approval or on other requirements. Persons who come into possession of the Offer Document or the Offer Amendment outside of the Federal Republic of Germany or who are looking to accept the Amended Offer from there are asked to gather information about possibly applicable restrictions outside of the Federal Republic of Germany and to comply with such restrictions. The Bidders do not assume any liabilities that the transfer or dispatch of the Offer Document or the Offer Amendment by third parties or acceptance of the Amended Offer outside of the Federal Republic of Germany, the member states of the European Union and the European Economic Area is reconcilable with the valid provisions in the respective country. The responsibility of the Bidders and the persons acting in concert with the Bidders pursuant to § 2 Para. 5 WpÜG for non-compliance with foreign regulations by third party is explicitly excluded.

Regardless of the information provided above regarding the dispatch and distribution of the Offer Document and the Offer Amendmend, it should be noted that the Amended Offer can be accepted by all Biofrontera Shareholders who own Biofrontera Shares.

1.3	Competing bid pursuant to § 22 WpÜG for the purchase bid of Maruho Deutschland GmbH

On 15 April 2019, Maruho Deutschland GmbH, Leverkusen, published bidding documents for the voluntary public partial purchase bid to the shareholders of Biofrontera for the purchase of up to 4,322,530 Biofrontera Shareholders in exchange for monetary payment in the amount of 6.60 Euro per Biofrontera Share. The partial purchase bid of Maruho Deutschland GmbH (“Maruho Bid”) was published at http://www.pharma-offer.de. The original acceptance term of the Maruho Bid running until 20 May 2019 was extended until 24 June 2019 due to the calling of an extraordinary general meeting of Biofrontera AG in the context of the Maruho Bid pursuant to § 16 Para. 3 WpÜG.

Maruho Deutschland GmbH disclosed on 27 May 2019 that the consideration to be paid as part of the Maruho Bid was being increased to 7.20 Euro per Biofrontera Share.

Maruho Deutschland GmbH disclosed on 31 May 2019 that the shares submitted for sale in the context of the Maruho Bid are henceforth being maintained as registered shares and under the ISIN: DE000A2TSBN7 / WKN: A2TSBN.

As this Offer is being submitted during the acceptance term of the Maruho Bid, the Offer submitted by the Bidders is a competing bid pursuant to § 22 WpÜG. This has triggered the following legal consequences specified in § 22 Para. 2 and 3 WpÜG:

a)	The acceptance term for the Maruho Bid is extended and ends with the expiration of the acceptance term for this bid.

b)	Biofrontera Shareholders who already accepted the Maruho Bid at the time of publication of the Offer Document may withdraw from the agreement pursuant to § 22 Para. 3 WpÜG until the acceptance term expires as long as said agreement was concluded before the publication of the Offer Document by the Bidders. The right of withdrawal does not apply only if the Maruho Bid is accepted after the publication of these bidding documents. Biofrontera Shareholders may only declare the right of withdrawal through written declaration within the - possibly extended - acceptance term for this bid to the securities-related service provider managing their portfolio. The withdrawal will come into effect with the back posting of the Biofrontera Shares submitted for sale after the Maruho Bid (corresponding with the definition of the term in the Maruho Bid, originally ISIN: DE000A2TSHY1 / WKN: A2TSHY; after conversion of the Maruho Bid to registered shares on 31 May 2019 ISIN: DE000A2TSBN7/ WKN: A2TSBN) of the respective withdrawing Biofrontera Shareholder for whom the withdrawal is to be declared by the portfolio-managing securities-related service provider into the original ISIN DE0006046113 / WKN 604611.

The amendment of the Offer by the Bidders now has the following legal consequences with respect to the Maruho Bid:

Biofrontera Shareholders who have accepted the Maruho Bid may withdraw from the agreement until expiry of the acceptance period of the Maruho Bid in analogous application of § 22 para. 3 WpÜG, provided that the agreement was concluded prior to publication of this Offer Amendment. The right of rescission only does not exist if the Maruho Offer is accepted after publication of this Offer Amendment. Biofrontera Shareholders may only declare the right of withdrawal through written declaration within the - possibly extended - acceptance term for this Offer to the securities-related service provider managing their portfolio. The withdrawal will come into effect with the back posting of the Biofrontera Shares submitted for sale after the Maruho Bid (corresponding with the definition of the term in the Maruho Bid, originally ISIN: DE000A2TSHY1 / WKN: A2TSHY; after conversion of the Maruho Bid to registered shares on 31 May 2019 ISIN: DE000A2TSBN7/ WKN: A2TSBN) of the respective withdrawing Biofrontera Shareholder for whom the withdrawal is to be declared by the portfolio-managing securities-related service provider into the original ISIN DE0006046113 / WKN 604611.

2.	DETAILS REGARDING THE INFORMATION INCLUDED IN THE BIDDING DOCUMENTS

2.1	Status and sources of the information included in the bidding documents

All statements, opinions, intentions and statements geared at the future included in this Offer Amendmend are based on the information and plans available to the Bidders on the day of the publication of this Offer Amendment and on certain assumptions of the Bidders at that time. All information of the Bidders regarding Biofrontera is based on generally accessible information sources, unless specified otherwise.

2.2	Future-oriented statements

The Offer Amendment includes certain future-oriented statements which express the intentions, view or current expectations of the Bidders regarding possible future events. Such intentions, view and expectations refer to the time of publication of this Offer Amendment. Moreover, such statements are subject to risks and uncertainties which are periodically not part of the sphere of influence of the Bidders. The future-oriented statements included in the Offer Amendment could turn out to be incorrect. Future events and developments may significantly diverge from the future-oriented statements included in the bidding documents.

It is possible that the Bidders modify the intentions and assessments stated in this Offer Amendment after their publication and the signature date of these Offer Amendment.

3.	INCREASE OF CONSIDERATION

3.1	Increased Consideration offered

According to Sections 4.1 and 6.1 of the Offer Document, the consideration for each Biofrontera share was 7.20 Euro in the form of a cash payment.

On 1 July 2019, the bidders decided to increase the consideration to EUR 8.00 per Biofrontera share in the form of a cash payment.

The Bidders now offer the Biofrontera Shareholders to purchase up to 500,000 registered shares of Biofrontera AG (ISIN DE0006046113 / WKN 604611) including all ancillary rights associated therewith at the time of the settlement of the Offer for a payment of

8,00 Euro (in words: eight Euro)

in cash per Biofrontera Share in accordance with the further provisions of the Offer Document and this Offer Amendment.

3.2	Explanations regarding the determination and adequacy of the consideration

The WpÜG specifies the regulations regarding adequacy and amount of the consideration for takeover bids and mandatory offers. These are not applicable to the Offer even after the Offer Amendment. The Amended Offer at hand is neither a takeover bid which is geared towards the procurement of control through achievement of a control majority of at least 30% of the voting rights nor is it a mandatory bid as defined by the WpÜG. This Amended Offer is rather a voluntary public purchase bid in the form of a partial purchase bid as defined by § 10 ff. WpÜG through which the Bidders intend to purchase up to 500,000 Biofrontera Shares.

The Bidders of those kinds of voluntary purchase bids are not bound to the provisions of the WpÜG and the WpÜG Bidding Regulations when determining the consideration offered. Consequently, the Bidders are free to determine the amount of the consideration offered.

The Bidders have now determined the consideration to amount to 8.00 Euro per Biofrontera Share. The Bidders did not have a valuation of the Target Company performed pursuant to the principles of execution of company valuations according to the standard IDW S1 by the Institute of Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V.) or by any other recognized method for valuation.

In the re-assessing the consideration, the Bidders have based their considerations on the development of the share price since publication of their decision on the offered consideration on 31 May 2019, the purchase prices paid for Biofrontera-Shares by the Bidders and persons acting jointly with the Bidders in connection with the previous acquisitions in the last six months prior to the publication of the decision of the Bidders to make this Acquisition Offer on 29 May 2019 and since then.

The Bidders deem the consideration in the amount of 7.20 Euro per Biofrontera Share as appropriate since

(i)	the consideration is 1.64 Euro or 25.79% higher than the average stock exchange price determined by the Federal Financial Supervisory Authority in the amount of 6.36 Euro over a period of three months before the moment of publication of the Bidders’ decision to submit this purchase bid on 29 May 2019,

(ii)	the consideration is higher than the current stock exchange rate

and

(iii)	the consideration is significantly higher than the prices paid for Biofrontera Shares by the Bidders and persons acting in concert with the Bidders in the last six months before the publication of the decision of the Bidders to submit this purchase bid on 29 May 2019 (cf. the description of previous acquisitions in Chapter 7.5 of the Offer Document and Annex 2) and since then.

4.	EXECUTION OF THE OFFER

4.1	Unchanged execution of the Offer

The Amended Offer will be implemented as described in the Offer Document. The increase in consideration will not result in any changes in the settlement.

4.2	Information for Biofrontera Shareholders who have already accepted the Offer

Biofrontera-Shareholders who have already accepted the Offer are entitled to withdraw from the Offer, see chapter 9 of this Offer Amendment.

Shareholders who have already accepted the Offer and who wish to receive the increased consideration need not take any action to do so. The increased consideration automatically also benefits the shareholders who accepted the Offer before the Offer Amendmend and thus before the increase in consideration.

5.	STATEMENT BY THE BOARD AND SUPERVISORY BOARD OF THE TARGET COMPANY REGARDING THE PURCHASE BID

The Board and Supervisory Board of the Target Company are required pursuant to § 27 Para. WpÜG to issue a well-founded statement regarding the Offer and regarding any modification of the Offer. This statement must be published by the Board and by the Supervisory Board of Biofrontera always immediately after receipt of bidding documents and their modifications by the Bidders pursuant to § 14 Para. 3 Clause 1 WpÜG.

6.	FINANCING OF THE OFFER

6.1	Maximum consideration

The total number of shares issued by Biofrontera amounts to 44,632,674. With the assumption that the Bidders will purchase the max. number of 500,000 Biofrontera Shares as part of the Amended Offer, the consideration required for the purchase of 500,000 Biofrontera Shares would amount to a total of 4,000,000.00 Euro. This amount results from the multiplication of the consideration of 8.00 Euro per Biofrontera Share with the total number of the 500,000 Biofrontera Shares covered by the Amended Offer. From the execution of the Amended Offer, the Bidders are expecting no increase of the ancillary transaction charges in the amount of up to 100,000 Euro (“Ancillary transaction charges”) which will arise in the context of the technical implementation and settlement of the purchase bid, particularly for the Central Settlement Center. The max. total amount in cash for the purchase of all 500,000 Biofrontera Shares covered by the purchase bid is expected by the Bidders to amount to 4,100,000.00 Euro.

6.2	Financing measures

Before the publication of the Offer Amendment, the Bidders have taken the necessary measures to ensure that the required means including ancillary transaction charges are available for the purchase of up to 500,000 Biofrontera Shares at the time the increased consideration is due for payment. The Bidders are financing the cash payment and the ancillary transaction charges for the implementation of the bid as follows:

Under the premise that the max. number of 500,000 Biofrontera Shares are delivered in the context of this purchase bid, 450,000 of the Biofrontera Shares submitted for sale would be transferred to DB Biotech and 50,000 to DELPHI pursuant to the division agreed between the Bidders and specified in Section 5.8 of the bidding documents. For DB Biotech, this would result in a maximum consideration in the amount of 3,600,000.00 Euro and for DELPHI in the amount of 400,000.00 Euro. The ancillary transaction charges will be divided between the Bidders in the same ratio as the Biofrontera Shares submitted for sale so that up to 90,000.00 Euro will be incurred by DB Biotech and up to 10,000.00 Euro by DELPHI. The total costs for DB Biotech would then amount to 3,690,000.00 Euro and to 410,000.00 Euro for DELPHI.

On 24 June 2019, DB Biotech has obtained a further payment in the amount of 900,000.00 Euro in the capital reserve from their parent company, Deutsche Balaton Aktiengesellschaft, additional to the payment described in the Offer Document. Consequently, DB Biotech has more than sufficient means available to implement this bid.

DELPHI will finance the Amended Offer with its own bank credit and constantly available credit lines from banks. DELPHI has a current credit line of up to EUR 8 million with Bethmann-Bank AG and a further current credit line of up to EUR 10 million with Bank Vontobel, Zurich. Both credit lines have not been fully utilised. In addition, DELPHI receives loans from YVAL Idiosynkratische Investments SE, Heidelberg. The majority shareholder of this company is Mr. Wilhelm Zours, who is also the sole CEO of DELPHI. The unused credit lines are sufficient to service DELPHI’s share of the maximum consideration plus the proportionate maximum transaction costs totaling EUR 410,000.

The agreement described in the Offer Document, concluded between the Bidders and Bethmann BanG on 20 June 2019 between the two Bidders and Bethmann Bank AG, according to which the deposited amount will be available for both Bidders to fulfil all obligations arising from the Offer vis-à-vis the Biofrontera Shareholders accepting the Offer shall apply also for the further payment of Deutsche Balaton Ag as described above. In this respect, the statements on the financing of the Offer from the Offer Document are also valid under the premise of an increased consideration of EUR 8.00 per Biofrontera Share.

6.3	Amended Financing Confirmation

Bethmann Bank AG with headquarters in Frankfurt am Main, a securities-related service provider independent of the Bidders, has confirmed in the amended financing confirmation dated 4 July 2019 and attached as Annex 1,

“that Deutsche Balaton Biotech AG, Frankfurt am Main, and DELPHI Unternehmensberatung Aktiengesellschaft, Heidelberg, have taken all necessary measures to ensure that the means required for complete fulfillment of the amended purchase offer specified above are available at the time payment of the consideration is due.”

7.	IMPACT ON THE NET ASSET POSITION, FINANCIAL STANDING AND PROFIT SITUATION OF THE BIDDERS

7.1	Initial situation, assumptions, methodical procedure and reservations

Section 13 of the original Offer Document dated 21 June 2019, published on 21 June 2019, describes the expected effects of the completion of the Offer on the net assets, financial position and results of operations of the Bidders. This presentation relates to the originally offered consideration of 7.20 Euro per Biofrontera Share. The consideration now increased to 8.00 Euro per Biofrontera Share means that the expected effects of the completion of the Amended Offer on the net assets, financial position and results of operations of the Bidders may change in part. The effects of the Completion on the net assets, financial position and results of operations of the Bidders are presented below, taking into account the increased consideration. The information contained in this Section 7 of the Offer Amendment is based on the following starting position and assumptions:

a)	Initial situation

(1)	At the time of publication of these bidding documents, DB Biotech hold 1,082,212 shares of Biofrontera. At the time of publication of these bidding documents, DELPHI hold 5,560,782 shares of Biofrontera.

(2)	The presentation of the impact on the net asset position, financial standing and profit situation of the Bidders, does not take any other business transactions besides the purchase bid into consideration which occurred since 31 December 2018 or which will occur in the future and does not take into consideration any impact on the net asset position, financial standing and profit situation which may occur in the future.

(3)	For the maximum possible consideration in the amount of 3,600,000.00 Euro, bank credits are available which have been credited to an account at Bethmann Bank AG (see also Section 12.2 of these bidding documents).

(4)	There were no extraordinary business transactions between 31 December 2018 and the date of publication of this Offer Document.

b)	Acceptances, methodical procedure and reservations

(1)	By means of the purchase bid, the Bidders are purchasing the maximum number of 500,000 Biofrontera Shares with 450,000 of those shares allocated to DB Biotech and 50,000 shares to DELPHI. The consideration which would be required for the purchase of 500,000 Biofrontera Shares including the expected ancillary transaction charges expected in the amount of up to 100,000 Euro comes to a total of 3,700,000.00 Euro and will be borne by the Bidders proportionally as specified in Section 12.1 of these bidding documents. The exact amount of ancillary transaction charges will only be determined once the purchase bid has been executed and the number of Biofrontera Shares actually acquired as part of the purchase bid has been set.

(2)	To assess the likely impact of the purchase bid on the net asset position, financial standing and profit situation of the Bidders, they have performed a preliminary and unreviewed assessment of the financial situation (individual financial statement pursuant to HGB (Commercial Code)) to which the Bidders would surrender effective on the deadline 30 September 2019 if the Bidders were to purchase the maximum number of 500,000 Biofrontera Shares through the purchase bid.

(3)	In the following, an adjusted balance sheet of DELPHI is compared with the annual report by DELPHI from 31 December 2018 under Section 13.2 which was compiled in accordance with the regulations of the Commercial Code. The following information as well as underlying assumptions were neither reviewed by auditors nor subjected to an audit review.

(4)	In the following, an adjusted balance sheet of DB Biotech is compared with the annual report by DB Biotech from 31 December 2018 under Section 13.3 which was compiled in accordance with the regulations of the Commercial Code. The following information as well as underlying assumptions were neither reviewed by auditors nor subjected to an audit review.

(5)	It should be noted that the impact of this bid on the future net asset position, financial standing and profit situation of the Bidders can currently not be precisely forecast, especially under consideration of other business events and opportunities which may result from the buildup of shareholdings of the Target Company.

(6)	In case of a complete acceptance of the purchase bid, the Bidders would purchase a total of 500,000 Biofrontera Shares in exchange for a consideration in cash of 7.20 Euro per Biofrontera Share, meaning in exchange for a total payment of 3,600,000.00 Euro.

(7)	Except for the purchase of Biofrontera Shares, the following presentation does not take into consideration any other business transactions since 31 December 2018.

7.2	Expected impact on the annual report (individual financial statement Commercial Code) of DELPHI and their profit situation

The purchase of Biofrontera Shares on the basis of this purchase bid will most likely impact the net asset position and financial standing of DELPHI - solely on the basis of the assumptions listed in Section 13.1 of these bidding documents - as follows:

ASSETS	Balance effective 31 December 2017	Change due to prior purchases	Change due to purchase bid	After purchase bid
	Unaudited	Unaudited	Unaudited	Unaudited
	EUR	EUR	EUR	EUR
Tangible Assets	2.647.358,00	0,00	0,00	2.647.358,00
Financial Assets	89.025.491,13	13.001.090,05	410.000,00	102.436.581,18
Receivables and other assets	4.117.897,29	0,00	0,00	4.117.897,29
Securities	2.927.698,30	0,00	0,00	2.927.698,30
Cash balance, central bank balances, credit balance with financial institutions and checks	2.745.117,25	-2.745.117,25	0,00	0,00
TOTAL	101.463.561,97	10.255.972,80	410.000,00	112.129.534,77

LIABILITIES	Balance effective 31 December 2017	Change due to prior purchases	Change due to purchase bid	After purchase bid
	Unaudited	Unaudited	Unaudited	Unaudited
	EUR	EUR	EUR	EUR
	EUR	EUR	EUR	EUR
Subscribed Capital	52.000,00	0,00	0,00	52.000,00
Capital Reserve	322.113,89	0,00	0,00	322.113,89
Retained Earnings	26.352.654,30	0,00	0,00	26.352.654,30
Annual Profit 2017	3.457.742,32	0,00	0,00	3.457.742,32
Annual Deficit 2018	-7.947.742,58			-7.947.742,58
Annual Result 2019 (prior purchases and purchase bis)		-130.000,00	-5.000,00	-135.000,00
Accrued Liabilities	4.258.449,00	0,00	0,00	4.258.449,00
Liabilities to affiliated companies	71.900.000,00	0,00	0,00	71.900.000,00
Other Liabilities	3.068.345,04	10.385.972,80	415.000,00	13.869.317,84
TOTAL	101.463.561,97	10.255.972,80	410.000,00	112.129.534,77

In case of a full acceptance of the bid, the following changes for the annual report (individual annual statement Commercial Code) of DELPHI would essentially result:

Due to the prior purchase and sale of Biofrontera Shares since 31 December 2018, the post “Financial assets” is increased from 89,025,491.13 Euro by 13,001,090.05 Euro to 102,026,581.18 Euro.

Due to the purchase prices paid for the prior purchases, the post “Cash balance and credit balance with financial institutions” is reduced from 2,745,117.25 Euro by 2,745,117.25 Euro to 0.00 Euro. DELPHI makes use of bank loans and loans from affiliated companies to purchase holdings consistently. Based on the balance sheet situation from 31 December 2018, the post “Other Liabilities”, which includes bank loans, is changed from 3,068,345.04 Euro by 10,255,972.80 Euro to 13,324,317.84 Euro due to prior purchases.

Under the premise of a utilization of the credit line changed by 10,255,972.80 Euro, the interest result of DELPHI would be reduced annually by approx. 130,000.00 Euro, from the refinancing costs agreed at the time of the publication of these bidding documents which follow the money market interest rates plus a negotiated surcharge. Hereby, an interest rate of 1.25% is assumed. Accordingly, the post “Annual Result 2019” would be reduced by 130,000.00 Euro, the post “Other Liabilities” would increase from 13,324,317.84 by 130,000.00 Euro to 13,454,317.84. In case of rising money market interest rates or changing loan conditions throughout the year, the assumed interest charges would be increased accordingly or reduced in case of dropping money market interest rates or improved loan conditions.

In case of a complete execution of the purchase bid, the post “Financial assets” would increase through the purchase of 50,000 Biofrontera Shares from 102,026,581.18 Euro by 410,000 Euro to 102,436,581.18 Euro with the settlement of the purchase bid. The prorated ancillary transaction costs in the amount of 10,000.00 EUR will be activated as ancillary procurement charges. Based on the balance sheet situation from 31 December 2018 and taking the prior purchases into consideration, the post “Other Liabilities” is changed due to the settlement of this bid from 13,454,317.84 Euro by 410,000.00 Euro due to prior purchases to 13,864,317.84 Euro.

Under the premise of a utilization of the credit line changed by 410,000.00 Euro, the interest result of DELPHI would be modified annually by approx. 5,000.00 Euro, from the refinancing costs agreed at the time of the publication of these bidding documents which follow the money market interest rates plus a negotiated surcharge. Hereby, an interest rate of 1.25% is assumed. Accordingly, the post “Annual Result 2019” would be reduced from minus 130,000.00 Euro by further 5,000.00 Euro to minus 135,000.00 Euro, the post “Other Liabilities” would increase from 13,864,317.84 Euro by further 5,000.00 Euro to 13,869,317.84 Euro. In case of rising money market interest rates or changing loan conditions throughout the year, the assumed interest charges would be increased accordingly or reduced in case of dropping money market interest rates or improved loan conditions.

Based on the balance sheet on 31 December 2018 and with consideration of the prior purchases, the equity capital will be reduced from 22,236,767 Euro by 130,000.00 Euro due to the prior purchases and by approx. 5,000.00 Euro due to the implementation of this purchase bid to 22,101,767.93 Euro. The equity capital ratio will be reduced to approx. 19,7% based on the assumptions specified in Section 13.1 of these bidding documents.

The purchase of Biofrontera Shares by DELPHI in the context of this bid will impact the profit and loss statement of DELPHI as follows when taking the invoicing regulations of the Commercial Code as basis:

-	The loan interest to be paid to finance the purchase bid increase as expenses the annual deficit by up to another 5,000.00 Euro or will reduce the annual profit as described.

-	Since Biofrontera exhibits significant net losses, the Bidders do not expect payment of a divided of Biofrontera in the short and medium term.

7.3	Expected impact on the annual report (individual financial statement Commercial Code) of DB Biotech and their profit situation

The purchase of Biofrontera Shares on the basis of this purchase bid will most likely impact the net asset position and financial standing of DB Biotech - solely on the basis of the assumptions listed in Section 13.1 of these bidding documents - as follows:

ASSETS	Balance effective 31 December 2018	Change due to prior purchases and sales as well as deposits into the capital reserve of DB Biotech	Change due to purchase bid	After purchase bid
	Unaudited	Unaudited	Unaudited	Unaudited
	EUR	EUR	EUR	EUR
Financial assets	6,548,797.39	19,276.93	3,690,000.00	10,258,074.32
Securities	598,420.40	0.00	0.00	598,420.40
Cash balance and credit balance with financial institutions	90,238.93	4,480,723.07	-3,690,000.00	880,962.00
TOTAL	7,237,456.72	4,500,000.00	0.00	11,737,456.72

LIABILITIES	Balance effective 31 December 2018	Change due to prior purchases and sales as well as deposits into the capital reserve of DB Biotech	Change due to purchase bid	After purchase bid
	Unaudited	Unaudited	Unaudited	Unaudited
	EUR	EUR	EUR	EUR
Subscribed capital	50,000.00	0.00	0.00	50,000.00
Capital reserve	7,650,000.00	4,500,000.00	0.00	12,150,000.00
Net loss for the year	516,923.28	0.00	0.00	516,923.28
Accrued liabilities	54,380.00	0.00	0.00	54,380.00
Liabilities	0.00	0.00	0.00	0.00
TOTAL	7,237,456.72	4,500,000.00	0.00	11,737,456.72

In case of a full acceptance of the bid, the following changes for the annual report (individual annual statement Commercial Code) of DB Biotech would essentially result:

Due to the prior purchase and sale of Biofrontera Shares since 31 December 2018, the post “Financial assets” is increased from 6,548,797.39 Euro by 19,276.93 Euro to 6,658,074.32 Euro. Due to the purchase prices paid, the post “Cash balance and credit balance with financial institutions” is reduced from 90,238.93 Euro by 19,276.93 Euro to 70,962.00 Euro. Due to the deposit into the capital reserve of DB Biotech performed by Deutsche Balaton Aktiengesellschaft, the parent company of DB Biotech, in the amount of 4,500,000.00 Euro in total the post “Cash balance and credit balance with financial institutions” is increased from 70,962.00 Euro by the same amount to 4,570,962.00.

In case of a complete execution of the purchase bid, the post “Financial assets” would increase through the purchase of 450,000 Biofrontera Shares from 6,568,074.32 Euro by 3,690,000.00 Euro to 10,258,074.32 Euro with the settlement of the purchase bid. At the same time, the post “Cash balance and credit balance with financial institutions” is reduced from 4,570,962.00 Euro by 3,690,000.00 Euro to 880,962.00 Euro. The prorated ancillary transaction costs in the amount of 90,000.00 EUR will be activated as ancillary procurement charges.

In case of a successful implementation of the purchase bid, the total compared to the annual report effective 31 December 2018 will increase from 7,237,456.72 Euro by 4,500,000.00 Euro to 11,737,456.72 Euro.

Based on the financial situation on 31 December 2018 and with consideration of prior purchases and the deposit into the capital reserves, the financial equity capital remains unchanged as a consequence of the implementation of the purchase bid. The equity capital ratio will be reduced to approx. 99.5% based on the assumptions specified in Section 13.1 of these bidding documents.

The purchase of Biofrontera Shares by DB Biotech in the context of this bid will impact the profit and loss statement of DB Biotech as follows when taking the invoicing regulations of the Commercial Code as basis:

-	Since Biofrontera exhibits significant net losses, the Bidders do not expect payment of a divided of Biofrontera in the short and medium term.

7.4	Expected impact on the net asset position, financial standing and profit situation of Deutsche Balaton Aktiengesellschaft

The purchase of Biofrontera Shares on the basis of this purchase bid will most likely impact the net asset position and financial standing of the parent company of DB Biotech - solely on the basis of the assumptions listed in Section 13.1 of these bidding documents - as follows:

ASSETS	Monday, December 31, 2018	Change due to prior purchases and deposits into the capital reserve of DB Biotech	Change due to purchase bid	After purchase bid
	Unaudited	Unaudited	Unaudited	Unaudited
	K EUR	K EUR	K EUR	K EUR
Immaterial assets	5.0	0.0	0.0	5.0
Tangible assets	62.7	0.0	0.0	62.7
Shares in associated companies	134,346.6	4,500.0	0.0	138,846.6
Loans to associated companies	3,300.0	0.0	0.0	3,300.0
Shareholdings	16,900.0	0.0	0.0	16,900.0
Loans receivable to companies with whom a share-ownership ratio is in place	2,200.0	0.0	0.0	2,200.0
Securities of the fixed assets	133,124.9	-8,988.1	0.0	124,136.8
Other loans receivable	1,000.0	0.0	0.0	1,000.0
Receivables from deliveries and services	8.0	0.0	0.0	8.0
Receivables towards affiliated companies	6,642.7	0.0	0.0	6,642.7
Receivables towards companies with whom a share-ownership ratio is in place	5,109.1	0.0	0.0	5,109.1
Other assets	7,494.1	0.0	0.0	7,494.1

ASSETS	Monday, December 31, 2018	Change due to prior purchases and deposits into the capital reserve of DB Biotech	Change due to purchase bid	After purchase bid
Shares in associated companies	446.6	0.0	0.0	446.6
Other securities	1,869.0	0.0	0.0	1,869.0
Cash balance and credit balance with financial institutions	1,202.3	15,761.3	0.0	16,963.6
TOTAL	313,710.7	11,273.2	0.0	324,983.9

LIABILITIES	Monday, December 31, 2018	Change due to prior purchases and deposits into the capital reserve of DB Biotech	Change due to purchase bid	After purchase bid
	Unaudited	Unaudited	Unaudited	Unaudited
	K EUR	K EUR	K EUR	K EUR
Subscribed capital	116.4	0.0	0.0	116.4
Treasury shares	-11.6	0.0	0.0	-11.6
Issued capital	104.8	0.0	0.0	104.8
Capital reserve	61,645.9	0.0	0.0	61,645.9
Other retained earnings	99,768.5	0.0	0.0	99,768.5
Net profit	3,126.1	11,273.2	0.0	14,399.3
Accrued liabilities	3,755.0	0.0	0.0	3,755.0
Liabilities to financial institutions	48,907.1	0.0	0.0	48,907.1
Liabilities from deliveries and services	218.0	0.0	0.0	218.0
Liabilities towards affiliated companies	65,948.9	0.0	0.0	65,948.9
Other liabilities	30,236.4	0.0	0.0	30,236.4
Deferred income	0.0	0.0	0.0	0.0
TOTAL	313,710.7	11,273.2	0.0	324,983.9

Essentially, the following changes will take place:

Due to the payments into the capital reserve of DB Biotech, the post “Shares in associated companies” will increase from 134,346.6 Thousand Euro by 4,500.00 Thousand Euro to 138,846.6 Thousand Euro. Due to the prior purchase and sales of Biofrontera Shares since 31 December 2018, the post “Securities of the fixed assets” is reduced from 133,124.9 Thousand Euro by 8,988.1 Thousand Euro 124,136.8 Thousand Euro.

Due to the expended or received purchase prices and the deposit into the capital reserve of DB Biotech, the post “Cash balance and credit balance with financial institutions” is changed from 1,202.3 Thousand Euro by 15,761.3 Thousand Euro to 16,913.6 Thousand Euro. Based on the financial situation effective 31 December 2018, the post “Net profit” is changed from 3,126.1 Thousand Euro by 11,273.2 Thousand Euro due to sales to 14,399.3 Thousand Euro.

No further impact on the net asset position, financial standing and profit situation of Deutsche Balaton Aktiengesellschaft is expected as the implementation of the purchase bid will take place on the level of the Bidders.

8.	NO CHANGE OF THE ACCEPTANCE PERIOD

Irrespective of the amendment to the Offer, the Acceptance Period which runs until 24:00 hours (local time Frankfurt am Main) on 19 July 2019 remains unchanged.

9.	RIGHT OF WITHDRAWAL

The increase in consideration constitutes an amendment to the Offer pursuant to section 21 para. 1 no. 2 WpÜG. Pursuant to Section 21 para. 4 WpÜG, the holders of Biofrontera AG shares who have accepted the Offer prior to the publication of the notification of this change in the Offer may withdraw from the Agreement until the expiry of the Acceptance Period. Please refer to Section 4.5 of the Offer Document for details on the exercise of the right of withdrawal.

Important note:

Biofrontera Shareholders who have already validly accepted the Offer of the Bidders and who wish to continue to accept it do not need to exercise their right of withdrawal or take any further action in order to accept the Offer and receive the increased consideration in accordance with the provisions of the Offer Amendment.

10.	DECLARATION OF ASSUMPTION OF RESPONSIBILITY

Deutsche Balaton Biotech AG, Frankfurt am Main, listed in the trade registry with the District Court Frankfurt am Main under HRB 111190, and DELPHI Unternehmensberatung Aktiengesellschaft, Heidelberg, listed in the trade registry with the District Court Mannheim, HRB 705381, assume the responsibility for the content of these Offer Amendment and declare to the best of their knowledge that information included in the Offer Amendment are correct and no significant information has been omitted.

Heidelberg, 3 July 2019

signed by	signed by
Rolf Birkert	Wilhelm K. T. Zours

Sole Board Member of	Sole Board Member of
Deutsche Balaton Biotech AG	DELPHI Unternehmensberatung
Aktiengesellschaft

Annex 1: Amended Financing confirmation

Bethmann Bank
ABN AMRO

Deutsche Balaton Biotech AG
Herrn Rolf Birkert
Ziegelhäuser Landstraße 1
69120 Heidelberg

Delphi Unternehmensberatung AG
Herrn Wilhelm Zours
Ziegelhäuser Landstraße 1
69120 Heidelberg

Vermögensmanagement
Jörg Reese

Telefon: +49 89 23 699 - 238
Telefax: +49 89 23 699 - 199
E-Mail: joerg.reese@bethmannbank.de

04.07.2019

Bestätigung nach § 21 Abs. 3 i.V.m. § 13 Absatz 1 Satz 2 des Wertpapiererwerbs- und Übernahmegesetzes („WpÜG") zum geänderten freiwilligen öffentlichen Erwerbsangebot in Form eines Teilangebots der Deutsche Balaton Biotech AG mit Sitz in Frankfurt am Main und der Delphi Unternehmensberatung Aktiengesellschaft mit Sitz in Heidelberg für den Erwerb von bis zu Stück 500.000 auf den Namen lautenden Stückaktien der Biofrontera AG, Leverkusen, gegen Zahlung einer Geldleistung in Höhe von 8,00 Euro je Aktie nach Maßgabe der Angebotsunterlage und der Angebotsänderung

Sehr geehrter Herr Birkert,
sehr geehrter Herr Zours,

die Bethmann Bank AG mit Sitz in Frankfurt am Main ist ein von der Deutsche Balaton Biotech AG und der Delphi Unternehmensberatung Aktiengesellschaft unabhängiges Wertpapierdienstleistungsunternehmen im Sinne von § 13 Abs. 1 Satz 2 WpÜG.

Wir bestätigen hiermit gemäß § 13 Abs. 1 Satz 2 WpÜG, dass die Deutsche Balaton Biotech AG und die Delphi Unternehmensberatung Aktiengesellschaft sämtliche notwendigen Maßnahmen getroffen haben, um sicherzustellen, dass ihnen die zur vollständigen Erfüllung des oben genannten geänderten Erwerbsangebots notwendigen Mittel zum Zeitpunkt der Fälligkeit des Anspruchs auf die Geldleistung zur Verfügung stehen.

Mit der Wiedergabe dieses Schreibens in der Angebotsunterlage für das oben genannte Erwerbsangebot gemäß § 11 Abs. 2 Satz 3 Nr. 4 WpÜG sind wir einverstanden.
Haben Sie noch Fragen? Herr Jörg Reese beantwortet sie Ihnen gerne.

Mit freundlichen Grüßen

Bethmann Bank AG

i.V. [signature] ppa. [signature]

Bernhard Burger
Abteilungsdirektor

Jörg Reese
Direktor

Bethmann Bank AG
Promenadeplatz 9
80333 München
Telefon +49 89 23699 - 0
Telefax +49 89 23699 - 199

Vorsitzender des Aufsichtsrates:
Fred Bos
Vorstand: Hans Hanegraaf (Vors.),
Stephan Isenberg, Nicolas von Looper,
Michael Pleske

Sitz der Gesellschaft: Frankfurt am Main
Amtsgericht Frankfurt am Main
HRB 57505
USt-ID: DE 122786951

2019-03